FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .]

PRESS RELEASE

Wavecom announces first quarter 2004 results

Issy-les-Moulineaux, France – April 28, 2004 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché Euronext: AVM; ISIN: FR0000073066), a provider of integrated wireless technology solutions for Vertical Applications (machine-to-machine, automobiles and wireless local loop) and Personal Communication Devices (PCDs: telephone handsets and smartphones) today announced financial results for the first quarter ended March 31, 2004.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

In millions of euros	Q1 2003	Q4 2003	Q1 2004
except for share and per share data
Revenues	€88.0	€60.3	€38.7
Gross profit	29.4	29.5	7.2
Operating expenses	34.8	32.9	24.8
Operating loss	(5.4)	(3.5)	(17.6)
Net loss	(4.1)	(4.8)	(14.8)
Loss per share (basic)	€(0.27)	€(0.31)	€(0.97)
No. shares used for calculation	15,122,646	15,183,387	15,240,894

Wavecom product sales by target market (excluding services)

In millions of euros	Q1 2003	Q4 2003	Q1 2004

Vertical Applications	€21.1	€36.2	€21.3
Personal Communication Devices (PCD)	66.0	22.4	17.0

Wavecom revenues by geographic region

In millions of euros	Q1 2003	Q4 2003	Q1 2004

Asia-Pacific	€70.4	€35.5	€20.6
Europe, Middle-East and Africa	16.7	21.5	16.2
Americas	0.9	3.3	1.9

First Quarter 2004 Financial Highlights:

•                  Revenues:  Total first quarter revenues declined 36% from the previous quarter and 56% year-on-year.  At constant currencies(1), Wavecom revenues would have declined 35% from the previous quarter and 52% year-on-year.  Revenues from Vertical Applications decreased by 41% from the fourth quarter of 2003 reflecting lower demand from Wavecom’s network of value-added distributors. Sales to distributors represented over half of the revenues from Vertical Applications. The year-on-year decline in PCD revenues reflects a shift in demand by Asian customers away from the higher-end products offered by Wavecom toward cheaper solutions.  Wavecom’s new Flex component solution, designed to address a wide range of customer requirements, including the needs of customers seeking a less expensive wireless solutions, is expected to be available for shipment late in the second quarter of this year.

(1) Calculation is based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the periods January. 1, 2003 to March. 31, 2003 (1 euro = 1.0729 U.S. dollar) and October 1, 2003 to December. 31, 2003 (1 euro = 1.2014 U.S. dollar) compared to the period January 1, 2004 to March. 31, 2004 (1 euro = 1.2353  U.S. dollar).

Average selling prices for all Wavecom products (modules and modems) declined approximately 10% from the previous quarter, mainly due to planned price reductions.  The top ten customers represented 70% of sales, including two Asian customers each representing more than 10% of total revenues.  No single customer represented more than 15% of total revenues.

•                  Gross Margin:  The product gross margin of 21.4% (excluding revenues from services) for the quarter was below management’s long-term target of 30% and significantly lower than product gross margin the previous quarter, which had been exceptionally high at 51%.  The weak revenues in the first quarter of 2004 resulted in considerable pressure on gross margin as percent of sales, as fixed overhead costs were allocated over lower volumes, causing the cost of goods per unit sold to increase.  In addition, Wavecom recorded €2 million in charges in the cost of goods sold related to the revaluation of components in inventory for which market prices had dropped, as well as the write-off of inventoried components used in products whose end-of-life has been decided.

•                  Operating results:  Despite the Company’s success in reducing its operating expenses – this quarter marks the fifth consecutive quarter that general operating expenses (excluding goodwill impairment charges) have declined – the operating cost base coupled with lower revenues in the first quarter resulted in an operating loss of €17.6 million.  Wavecom took a charge of approximately €1 million during the first quarter of 2004 related to initial headcount reductions under the restructuring plan announced in October 2003. This charge related primarily to the elimination of positions in France.  A further restructuring plan, announced in January 2004, which aims to reduce significantly overall operating expenses, should begin to show a positive impact on operating expenses in the second half of this year.  Consultations with the workers’ council in connection with headcount reductions under this plan are expected to be finalized during the second quarter.  At the present time, management expects that charges resulting from implementation of this plan to be toward the low end of the forecasted range of €10 million to €15 million.

•                  Cash: Wavecom’s cash position decreased from €111 million at December 31, 2003 to €88 million at the end of the first quarter 2004.  This decrease primarily reflects the funding of operating losses out of cash reserves during the quarter as well as a large lump-sum royalty payment for the utilization of intellectual property rights under an existing agreement.  Wavecom’s management expects that its cash reserves will continue to decline at least through the third quarter, as the Company expects to incur further operating losses. In addition, Wavecom estimates it may need to use a significant amount of cash during the second and third quarters of 2004 to finance temporary excess inventory levels while the company transitions its outsourced manufacturing from three contract manufacturers down to a single contract manufacturer.

•                  Inventories:  Inventories grew from the previous quarter by 17% to €39.7 million euros.  While inventories of finished goods declined, component inventories increased. This  increase was the result of ordering in previous quarter;  strategic forward purchases of key components during the first quarter; and  the transitional impact of transferring of all of Wavecom’s production to a single contract manufacturer.  Once the consolidation is completed in mid-2004, management expects component inventories to decrease and return to normal levels by the third quarter.

First Quarter 2004 Business Highlights

•                  Vertical Applications Business Division:  Orange, a major European wireless network operator, has joined with Wavecom to offer a solution that combines a Wavecom module with Orange’s embedded protocols and related services.  This combined offer is aimed specifically at the growing machine-to-machine market.  During the quarter, Wavecom also launched two new products for vertical applications:  the WISMO™ Q2400, offering cost-effective solutions to wireless local loop applications; and the Fastrack™ M1306B a compact, durable modem.

•                  PCD Business Division: During the first quarter, Wavecom signed a software licensing agreement with TCL, a major Chinese manufacturer of portable telephones and a long-time Wavecom customer. Also in the quarter, the first samples of the Flex component solution were manufactured successfully. This product is Wavecom’s initial integrated chipset solution, one that Wavecom hopes will compete successfully directly with wireless reference design solutions for the PCD market.

•                  Management News:  During the first quarter Luc Degaudenzi, previously with Sony Ericsson, joined Wavecom as the new Group Vice President in charge of the Systems & Silicon division.

Outlook:

Based on information currently available to the Company, including backlog of €60.3 million at March 31, 2004, management expects that sales during the second quarter will increase marginally compared to the first quarter.  It should be noted that backlog as of any particular date may not be an accurate indicator of sales for a given future period.  Management also anticipates continued pressure on product gross margin, with second quarter 2004 gross margin expected to remain below Wavecom’s 30% long-term target.

“Despite the difficult period that we are going through, we continue to build strong customer and technology partner relationships,” commented Aram Hékimian, Wavecom CEO.  “Our goal is to enter the semiconductor industry by the end of this year by bringing our years of expertise and know-how as a systems integrator to bear on truly innovative wireless solutions.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call for financial professionals commenting on our first quarter 2004 earnings.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).  Wavecom’s annual report (SEC Form 20-F) for 2003 is now available on the corporate website.

Wavecom will announce its second quarter 2004 results on July 22 at 7:30 a.m. Paris time to be followed in the afternoon by a conference call hosted by management and presentation to the financial community in Paris.

About Wavecom

Wavecom is a worldwide provider of integrated technology solutions for wireless voice and data applications. Wavecom’s solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

USA (general)	USA (financial)
Patrick Hall	John D. Lovallo
The Townsend Agency	Ogilvy Public Relations Worldwide
Tel. +1 (858) 457-4888; ext. 112	Tel. : +1 (212) 880-5216
phall@townsendagency.com	john.lovallo@ogilvypr.com

Asia	UK
Diana Pong/Amy Yim	Kate Gordon/Tristan Jervis
Ruder Finn Asia Limited	Ruder Finn UK

Tel. +852 2521 0800	Tel. +44 (0)20 7462 8900
pongd@ruderfinn.com.hk	kgordon@ruderfinn.co.uk
yima@ruderfinn.com.hk	tjervis@ruderfinn.co.uk

Company contacts:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen	Lisa Ann Sanders
Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2003	2004
	Euro	Euro
Revenues :
Product sales	87,180	38,298
Technology development and other services	806	437
	87,986	38,735
Cost of revenues :
Product sales	57,218	30,095
Technology development and other services	1,355	1,444
	58,573	31,539
Gross profit	29,413	7,196
Operating expenses :
Research and development	16,710	14,102
Sales and marketing	9,252	3,339
General and administrative	8,650	6,318
Restructuring costs	—	1,078
Amortization of deferred stock-based compensation	205	—
Total operating expenses	34,817	24,837
Operating loss	(5,404)	(17,641)
Interest income, net	853	479
Foreign exchange gain (loss), net	(922)	2,239
Total financial income (loss)	(69)	2,718
Loss before minority interests and income taxes	(5,473)	(14,923)
Minority interests	289	—
Loss before income taxes	(5,762)	(14,923)
Income tax benefit	(1,671)	(117)
Net loss	(4,091)	(14,806)

Basic net loss per share	(0.27)	(0.97)
Diluted net loss per share	(0.27)	(0.97)

Number of shares used for computing :
- basic net loss per share	15,122,646	15,240,894
- diluted net loss per share	15,122,646	15,240,894

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At March 31, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	88,301
Accounts receivable, net	44,622	38,056
Inventory, net	33,809	39,723
Value added tax recoverable	2,235	3,032
Prepaid expenses and other current assets	11,442	9,529
Recoverable estimated tax payments	7,670	7,670
Total current assets	210,483	186,311

Property and equipment, net	27,862	26,119
Long-term investments	16,502	16,784
Other assets	9,410	9,310
Recoverable tax loss carryback and research tax credit	9,913	13,220
Deferred tax assets	6,320	3,161
Total assets	280,490	254,905

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	75,578
Accrued compensation	7,208	8,206
Other accrued expenses	35,655	36,061
Current portion of capitalized lease obligations	855	868
Deferred revenue and advances received from customers	1,420	1,052
Other liabilities	71	941
Total current liabilities	131,204	122,706

Long-term portion of capitalized lease obligations	425	511
Other long-term liabilities	6,267	5,469
Total long-term liabilities	6,692	5,980

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at March 31, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at March 31, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	(300)
Retained deficit	(9,326)	(24,132)
Accumulated other comprehensive income	1,752	(552)
Total shareholders’ equity	142,594	126,219
Total liabilities and shareholders’ equity	280,490	254,905

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2003	2004
	Euro	Euro
Cash flows from operating activities :
Net loss	(4,091)	(14,806)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	4,130	3,506
Reversal of long term investment depreciation	—	(306)
Amortization of deferred stock-based compensation	348	23
Minority interests	289	—
Deferred taxes	(549)	—
Net increase (decrease) in cash from working capital items	35,179	(10,173)
Net cash provided (used) by operating activities	35,306	(21,756)
Cash flows from investing activities :
Acquisition of short-term investments	(93)	—
Disposal (acquisition) of long term investments	(99)	452
Purchases of property and equipment	(4,232)	(1,391)
Proceeds from sale of property and equipment	16	13
Net cash used by investing activities	(4,408)	(926)
Cash flows from financing activities :
Principal payments on capital lease obligations	(61)	(231)
Purchases of treasury stock	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	182	712
Net cash provided (used) by financing activities	(1,191)	481
Effect of exchange rate changes on cash and cash equivalents	(2,175)	(203)
Net increase (decrease) in cash and cash equivalents	27,532	(22,404)
Cash and cash equivalents, beginning of period	119,416	110,705
Cash and cash equivalents, end of period	146,948	88,301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 28, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer